FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                04 March, 2008



                               File no. 0-17630


                                Final Results



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Final Results



RECORD 2007 RESULTS - 15 CONSECUTIVE YEARS OF GROWTH

Year ended 31st December                                                           2007            2006        % change
                                                                                 euro m          euro m
Revenue                                                                          20,992          18,737           + 12%
EBITDA*                                                                           2,860           2,456           + 16%
Operating profit*                                                                 2,086           1,767           + 18%
Profit on disposal of fixed assets                                                   57              40           + 43%
Profit before tax                                                                 1,904           1,602           + 19%
                                                                              euro cent       euro cent
Earnings per share                                                                262.7           224.3           + 17%
Cash earnings per share                                                           404.9           352.1           + 15%
Dividend                                                                             68              52           + 31%

* EBITDA and operating profit are stated before profit on disposal of fixed assets.

..   CRH has delivered another very strong performance in 2007 with full year profit before tax of euro 1,904 million, a 19% increase on 2006 (euro 1,602 million). Earnings per share increased 17% to 262.7c (2006: 224.3c). This represents CRH's 15th consecutive year of profit and earnings growth.

..   Operating profit in our Europe businesses grew euro 292 million to euro
1,106 million, up 36%. Organic growth, which accounted for euro 178 million or 61% of the increase, was more than double 2006 organic growth of euro 81 million.

..   Operating profit for the Americas operations increased by euro 27 million to euro 980 million, up 3%. Robust organic performances in our Materials and Products activities plus an excellent contribution from APAC were offset by lower profits in Distribution and a euro 78 million impact due to a weaker US$.

..   Overall operating profit margin increased to 9.9% (2006: 9.4%)

..   Profit on disposal of fixed assets at euro 57 million was ahead of 2006
(euro 40 million). It is anticipated that a strong level of profit on disposals will be an ongoing feature of the Group's activities.

..   Expenditure on acquisitions and investments during 2007 totalled a record euro 2.2 billion. Nevertheless, EBITDA/net interest cover remained high at 9.4 times for the year (2006: 9.7 times), well above the Group's comfort level of approximately 6 times.

..   The proposed 31%  total dividend increase for 2007 makes this the 24th consecutive year of dividend growth, and follows a 33% increase in 2006 reflecting the phased adjustment in dividend cover from 4.8 times in 2005 to a target of 3.5 times for 2008.

..   In January CRH announced a share repurchase programme of up to 5% of the 547 million shares then in issue. A total of approximately 6 million shares have been repurchased during January and February 2008 at an average price of euro 25 per share.

..   CRH remains committed to optimising the use of its balance sheet while maintaining an investment grade credit rating.

Liam O'Mahony, Chief Executive, said today:

"CRH's geographic,sectoral and product balance continued to deliver in 2007 both in terms of overall trading performance and acquisition activity. While developments over recent months have added to economic uncertainties, CRH is well positioned across its operations to deal with the evolving market circumstances. Following record levels of acquisition activity in 2006 and 2007, and with an ongoing strong pipeline of opportunities, we are continuing to develop our Western European and North American businesses while building on our growing platforms in emerging markets. With a relentless emphasis on operational efficiency, and targeted cost reduction measures, we remain focused on our twin goals - performance and growth - and on delivering a sixteenth consecutive year of profit and earnings growth in 2008."

Announced Tuesday, 4th March 2008

This Results Announcement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony         Chief Executive

Myles Lee             Finance Director

Eimear O'Flynn        Head of Investor Relations

Maeve Carton          Group Controller







       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland TELEPHONE
                       +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square
                              , Dublin 2, Ireland



RESULTS

HIGHLIGHTS

CRH has delivered another very strong performance in 2007 with full year profit before tax of euro 1,904 million giving a 19% increase on 2006 (euro 1,602 million). This represents CRH's fifteenth consecutive year of profit and earnings growth.

The results include the proportionate consolidation of joint ventures in the Group's income statement, cash flow statement and balance sheet, while the Group's share of profit after tax of associates is included as a single line item in arriving at Group profit before tax.

..    Sales revenue: euro 20,992 million, up 12%

..    EBITDA*: euro 2,860 million, up 16%

..    Operating profit*: euro 2,086 million, up 18%

..    Profit on disposal of fixed assets:  euro 57 million,  up 43%

..    Profit before tax: euro 1,904 million, up 19%

..    Basic earnings per share: 262.7c, up  17%

..    Cash earnings per share: 404.9c, up 15%

..    Dividend per share: 68c, up 31%

*EBITDA (earnings before interest, tax, depreciation and amortisation) and operating profit do not include profit on disposal of fixed assets

The average US $/euro rate of 1.3705 for 2007 was 8% weaker versus the euro than in 2006 (1.2556). This, combined with movements in average rates for the Group's other operating currencies, had a negative impact of euro 67 million on profit before tax.

Note 3 on page 15 analyses the key components of 2007 performance.

DIVIDEND

The Board is recommending a final dividend of 48c per share, an increase of 25% on the 2006 final dividend of 38.5c. This gives a total dividend for the year of 68c, an increase of 31%, representing the twenty-fourth consecutive year of dividend growth. It is proposed to pay the final dividend on 12th May 2008 to shareholders registered at the close of business on 14th March 2008.

The 31% 2007 total dividend increase follows a 33% increase in 2006 and reflects the second step in a phased reduction in dividend cover which aims to achieve dividend cover of the order of 3.5 times for the 2008 financial year. The 2007 dividend was covered 3.9 times (2006: 4.3 times and 2005: 4.8 times).

DEVELOPMENT

Total 2007 acquisition spend amounted to euro 2.2 billion, a new record for CRH. First half highlights included the acquisition of Swiss builders merchant Getaz Romang completed in May; the purchase of 50% of Denizli Cement in Turkey; the buyout of the remaining 50% of Paver Systems in the US; and the acquisition of Harbin Sanling Cement Company in China. Major second half transactions included the August buyout of the remaining 55% of Cementbouw BV in the Netherlands; completion of four separate transactions by Americas Materials announced in September; and the purchase of certain Cemex assets in Florida and Arizona. In addition CRH completed 68 other transactions across its various business segments.

In addition during the year we commenced three major cement projects in Ireland, Poland and Ukraine. These, combined with ongoing construction of our joint venture cement plant in Florida, represent a total investment over three years of approximately euro 0.7 billion targeted at modernising and expanding cement production in three key European markets and providing CRH's first investment in US cement.



SEGMENT REVIEW
EUROPE - MATERIALS

                                                                                 Analysis of change
                                                        Total                        Acquisitions

euro  million                 2007         2006        Change         Organic          2006          2007      Exchange
Sales revenue                3,651        2,967          +684           +457            +24          +210           -7
% change                                                 +23%            +15%           +1%           +7%            -
Operating profit*              586          421          +165            +125            +6           +34            -
% change                                                 +39%            +30%           +1%           +8%            -
Margin                       16.1%        14.2%

*Operating profit is before profit on disposal of fixed assets

Europe Materials delivered a significant increase in operating profit and margin driven by exceptionally strong organic growth from operations in Central/Eastern Europe.

Ireland: Although the second half saw an accelerating decline in residential output from high levels, the National Development Plan continued to underpin infrastructure demand, while private investment remained strong particularly in commercial and retail projects. Agricultural construction recovered well, supported by environmental improvement grant aid. As a result overall demand for our products was at a similar level to 2006. Ongoing programmes to reduce operating costs and improve efficiency delivered further savings, particularly in the area of energy cost reduction. The emphasis on cost recovery through price improvement continued. Operations in Northern Ireland benefited from the
strong local economy.   Profits were ahead of 2006.

Finland/Baltics: Broad-based strength in Finnish construction activity contributed to strong advances in cement, aggregates and readymixed concrete volumes. There was a marked increase in new non-residential construction, which grew by over 20%, while ongoing investments in infrastructure combined with a stable residential market, also underpinned volume growth. All products achieved improved pricing resulting in a very good uplift in Finnish operating performance. Volumes in Estonia, Latvia and St. Petersburg were generally ahead of 2006 and while higher input costs remained a challenge, particularly in Russia, good cost control and better pricing held overall profits in line with 2006 levels.

Central/Eastern Europe: 2007 was an excellent year for our Polish operations with annual cement volumes up 17% on 2006. Our concrete businesses performed extremely well with improvement in both volumes and prices across all product groups. Despite some delays in the road programme our aggregates and blacktop operations performed well with a significant increase in hardrock aggregates sales. The lime group continued to perform satisfactorily with lime products volumes up 7%. Overall, profits in Poland improved significantly on 2006 levels. In Ukraine, GDP grew by 8% with increased demand for cement. Higher cement pricing in Russia and other neighbouring countries had a positive effect on pricing and profitability progressed significantly to record levels.

Switzerland: Construction activity grew by 1.4%. Growth drivers were infrastructure and industrial construction. Start-up infrastructure projects led to higher cement sales and strong construction activity in all the regional markets led to better profitability in downstream ready-mixed concrete, aggregates and asphalt operations.

Iberia: Although the Spanish economy continued to grow our volumes in Spain were a little down on the record levels achieved in 2006. Nevertheless, better pricing and improved cost control led to higher margins and increased profitability. Corporacion Uniland, the Group's 26% Spanish cement associate, recorded a strong increase in profitability. In Portugal, construction declined by approximately 3.9%, reflecting reduced activity in housing. However, Secil's three cement plants operated at full capacity taking advantage of strong export markets and Secil recorded a satisfactory year supported by a good advance in profitability in its Tunisian cement operation and in its downstream activities in Portugal.

Eastern Mediterranean: In April CRH acquired a 50% stake in Denizli Cement, one of three large cement producers in the Aegean region of south-western Turkey . The performance of the business since acquisition has been in line with our expectations and ahead of prior year results. In Israel, our 25% associate performed slightly ahead of 2006.

EUROPE - PRODUCTS

                                                                           Analysis of change
                                              Total                      Acquisitions
                                                                Non-rec
euro million             2007      2006      Change       Organic       2006       2007        items        Exchange

Sales revenue           3,628     3,186        +442          +161       +196        +85            -            -
% change                                       +14%           +5%        +6%        +3%            -            -
Operating profit*         308       221         +87           +30        +20         +6          +31            -
% change                                       +39%          +13%        +9%        +3%         +14%            -
Margin                   8.5%      6.9%
Excl. non-recurring      8.5%      7.9%

*Operating profit is before profit on disposal of fixed assets

These operations delivered a strong improvement in operating profit and a good margin advance in 2007.

Concrete Products: This group, which in 2007 accounted for approximately 50% of Europe Products' operating profit, reported a good underlying profit advance boosted by contributions from acquisitions. Architectural operations (pavers, tiles and blocks) performed ahead of 2006 despite difficult conditions in several markets. The Dutch and Belgian businesses continued to face tough competition due to market over-capacity and downward price pressure. Operations in Germany posted strong results despite a downturn in new residential construction while in France results improved driven by operational synergies. Our Danish and Slovakian businesses continued to perform strongly. Supreme in the UK , acquired in April 2006, contributed above expectations in its first full year. Our Structural operations (floor & wall elements, beams, vaults and drainage products) again delivered excellent results driven by tight operational control and strong non-residential markets in Belgium, France, Denmark and Poland. Our sand-lime brick business posted lower results reflecting slower activity levels in the Dutch residential market.

Clay Products: Overall the Clay Products group delivered increased profits in 2007. UK brick industry volumes showed a welcome return to growth in the first half of 2007; however, with heavy rain across the UK in mid summer, volumes for the year were at a similar level to 2006. Ibstock profits advanced strongly due to operating and overhead efficiencies. In Mainland Europe our markets in the Netherlands slowed as the year progressed and profitability declined. In Germany the initial optimism of the first quarter was not sustained and our clay operations were restructured; however, underlying profitability improved significantly on 2006. Polish markets advanced strongly and profits increased sharply as a result of good volume and price growth.

Building Products: The Building Products group is active in light-side building materials and focuses on three core business areas: Construction Accessories, Building Envelope Products and Insulation. Market conditions in 2007 were positive, particularly in non-residential sectors in Germany , the Benelux and the UK. All business units contributed to organic improvement, complemented by acquisitions. Our Construction Accessories business, the market leader in Europe , experienced another year of top performance and growth. The full year contribution of Halfen, acquired May 2006, exceeded our expectations and all our other businesses showed solid operating results. Building Envelope Products comprises the Fencing & Security (F&S), Daylight & Ventilation (D&V) and Roller Shutters & Awnings (RSA) businesses, which specialise in entrance control and climate control products. All these activities contributed to a stronger 2007 performance, while the first full year contribution from our RSA business, acquired August 2006, exceeded expectations. Insulation made further good progress in its profit recovery programme.

EUROPE - DISTRIBUTION

                                                                           Analysis of change
                                               Total                       Acquisitions
                                                               Non-rec
euro million              2007     2006       Change       Organic       2006        2007         items        Exchange

Sales revenue            3,435    2,786         +649           +76        +25        +566             -          -18
% change                                        +23%           +3%        +1%        +20%             -          -1%
Operating profit*          212      172          +40           +23         +1         +36           -19          -1
% change                                        +23%          +13%          -        +21%          -11%           -
Margin                    6.2%     6.2%
Excl. non-recurring       6.2%     5.5%

*Operating profit is before profit on disposal of fixed assets

2007 was another strong year with further improvement in sales and operating profit. Good market conditions in most of our markets, a mild winter and a relentless focus on margin improvement and cost control, underpinned organic growth. This was supplemented by strong contributions from the 10 acquisitions completed in 2007, in particular from Getaz Romang in Switzerland.

Builders Merchants: Following a good final quarter in 2006, our Dutch business performed very strongly in the first half of 2007 and demand remained solid throughout the second half. This positive backdrop combined with a targeted " quality for quantity" margin improvement programme enabled our business to report strong sales and profit growth.

In France, our heritage operations in Ile de France (100%-owned), Burgundy (57%) and Franche Comte (57%) benefited from generally good market conditions resulting in improved sales and profits. LDP (100%), acquired in January 2007 with 17 locations in Normandy, delivered very satisfactory results and exceeded our initial expectations.

Our acquisition (effective 1st May 2007) of Getaz Romang created the largest builders merchants business in Switzerland with more than 100 locations and annualised sales of approximately euro 1 billion. Organic improvement in the heritage Baubedarf and Richner operations combined with a performance well above initial expectations from Getaz Romang and the successful integration of all three businesses, resulted in a highly satisfactory 2007 performance in Switzerland.

Quester, our Austrian builders merchants company, failed to benefit in 2007 from generally good market conditions and from re-organisation measures taken in 2006. As a result, sales, operating profit and margins declined. In response, further restructuring initiatives were implemented from mid-year which are expected to restore margins to appropriate levels. Taking account of these restructuring costs, this business was loss-making at operating profit level in 2007.

In Germany, our 48% Bauking joint-venture had a good start to the year due to mild winter weather. However, the expiry of home ownership grants and the increase in value added tax (VAT) effective 1st January 2007 began to impact from the second quarter. As a result, like-for-like sales were lower than in 2006. However, with relentless cost control, underlying operating profit was similar to 2006 and, with an active year on the development front, overall sales and operating profit advanced.

DIY: After some flat years, 2007 saw a healthy increase in the total DIY market in the Netherlands underpinned by increasing consumer confidence. The mild winter and sunny spring period resulted in a very successful garden season, while good promotional campaigns and sharp formula management resulted in an increase in market share. Organic sales and profit advanced strongly. Operations in Belgium also showed a healthy increase in both sales and profit.

In a very competitive market, which was depressed by the effects of the VAT increase, Bauking's DIY activities in Germany reported sales and profit in line with 2006.

Despite generally weak economic conditions in Portugal, like-for-like sales in our joint-venture remained at 2006 levels. Start-up costs associated with 7 new store openings resulted in lower profits than 2006.



AMERICAS - MATERIALS

                                                                                 Analysis of change
                                                        Total                        Acquisitions
euro million                  2007         2006        Change         Organic          2006          2007      Exchange

Sales revenue                5,445        4,778          +667             -61        +1,002          +127         -401
% change                                                 +14%             -1%          +21%           +2%          -8%
Operating profit*              570          475           +95             +42           +80           +12          -39
% change                                                 +20%             +9%          +17%           +2%          -8%
Margin                       10.5%         9.9%
Excl. APAC                   12.1%        11.2%

*Operating profit is before profit on disposal of fixed assets

A strong organic performance, with continuing success in recovering higher input costs, and a significant incremental contribution from APAC, resulted in another record year of sales and operating profit. The reported operating margin of 10.5% again reflected the dampening effect of APAC's lower margin business mix; however the margin excluding APAC advanced to 12.1%.

Despite record crude oil prices, bitumen costs increased by a relatively modest 5%. Energy used at our asphalt plants had a composite cost decrease of 7%. The cost of diesel and gasoline used to power our mobile fleet rose by 6%. Against this backdrop, overall prices increased 7% for aggregates, 8% for readymixed concrete and 12% for asphalt. While funding for highway projects showed further growth, with relatively fixed highway budgets, volumes were again impacted by the strong price increases necessary to recover higher input costs. Total volumes, including acquisitions, increased 5% for aggregates, 2% for readymixed concrete and 14% for asphalt. Heritage volumes declined 7% for aggregates, 13% for readymixed concrete, and 13% for asphalt.

The acquisition of APAC has resulted in changes to our regional structure. The newly formed Mid-Atlantic region comprises operations in Pennsylvania , Delaware and Michigan , previously part of the Central region. We have merged APAC's operations in western N. Carolina, eastern Tennessee and Virginia into a redefined Central region together with heritage operations in Ohio, Kentucky, W. Virginia, N. Carolina and Virginia. A new APAC region comprises operations in Alabama, Arkansas, Florida, Georgia, Kansas, Missouri, Mississippi, S. Carolina, Texas, Oklahoma and W. Virginia.

New England:   New Hampshire and Vermont enjoyed good trading in solid markets.
Massachusetts had another favourable year with good demand and a continuing positive pricing environment. The states of Maine and Connecticut both reduced highway spending and higher prices impacted volumes at the municipal and local level resulting in profit declines.

New York/New Jersey: Our New York/New Jersey businesses had record results mainly due to asphalt margin expansion. In Upstate New York, our Albany operations once again increased profit. Recent years have seen significant contraction in the Rochester region, however, 2007 brought some improvement in demand and our operations reported higher profit.

Mid Atlantic: Despite continued poor markets in Michigan and a slowing economy in Pennsylvania and Delaware, our operations delivered results on a par with 2006 reflecting strong cost control and benefits from price initiatives.

Central: This region delivered record results with improvements in pricing, a winter-fill programme which mitigated significant bitumen cost increases during the busy paving season and positive contributions from APAC operations.

West: Another excellent year with solid non-residential and highway markets offsetting weak residential demand. Once again, Utah and Idaho saw significant profit gains. In Washington, results improved significantly. Operations in Wyoming, Montana, South Dakota, Colorado, and New Mexico had another record year. However, Iowa suffered profit declines due to weak residential demand.

APAC: We achieved significant synergies through overhead reductions and by shifting the business emphasis from construction to materials. The integration programme was completed on schedule and overall performance was well ahead of expectations.



AMERICAS - PRODUCTS

                                                                                 Analysis of change
                                                        Total                        Acquisitions
euro million                  2007         2006        Change         Organic          2006          2007      Exchange
Sales revenue                3,510        3,572           -62            -186          +226          +185          -287
% change                                                  -2%             -5%           +6%           +5%           -8%
Operating profit*              340          375           -35             -17            -1           +13           -30
% change                                                  -9%             -4%             -           +3%           -8%
Margin                        9.7%        10.5%
Excl. MMI                    11.0%        11.3%
*Operating profit is before profit on disposal of fixed assets

Our Products businesses in the Americas delivered a resilient performance with continued growth in non-residential activity mitigating the impact of residential weakness leaving full year operating profit before translation effects only slightly below the record 2006 outcome.

Architectural Products Group (APG): APG faced difficult trading conditions in 2007 due to the sharp and continuing slowdown in the residential construction sector and weaker demand from the homecenter channel. These negative influences were partially offset by strong non-residential construction which limited the decline in like-for-like sales to approximately 10%. Despite the reduction in turnover, strong margin management, a significant turnaround in our Lawn & Garden bagged soil and mulch activities and a strong performance from our Canadian operations resulted in broadly maintained profits and an improved overall operating margin compared with 2006.

Precast: The continued strength of the non-residential construction sector during the year was offset by a very weak residential sector. However, margins were sustained by good cost control and effective price management and profits were only slightly behind a record 2006. Backlog volumes and margins heading into 2008 are similar to 2007.

Glass: Trading conditions in the architectural glass market weakened in the second half of the year, although continued demand for high-performance energy-efficient architectural glass products and value-added fabrication services resulted in similar like-for-like sales and operating profit. This, combined with an excellent first-time contribution from Vistawall, a leading vertically-integrated manufacturer of a broad range of architectural aluminium glazing systems with annual sales of US$323 million and which was acquired in June 2007, enabled the group to achieve a record performance in 2007.

MMI: Acquired at end-April 2006, MMI is a leading manufacturer and distributor in three segments: fencing products, welded wire reinforcement products and construction accessories. Sales and profitability in MMI's fencing division declined significantly due to the dramatic fall in residential construction activity; this also affected certain product categories in the welded wire reinforcement division. Construction accessories performed relatively well for the year. Strong management actions are underway to rationalise MMI's cost structure and improve operating profit margins.

South America: Our operations in Argentina and Chile had another record year in a robust regional economic environment. In Argentina, the recent capacity expansion made in our ceramic tile business resulted in further strong gains in sales and profits. Our Chilean glass business performed extremely well.



AMERICAS - DISTRIBUTION

                                                                                 Analysis of change
                                                        Total                        Acquisitions
euro million                  2007         2006        Change         Organic          2006          2007      Exchange
Sales revenue                1,323        1,448          -125            -209          +163           +42          -121
% change                                                  -9%            -15%          +11%           +3%           -8%
Operating profit*               70          103           -33             -39           +15             -            -9
% change                                                 -32%            -38%          +14%             -           -8%
Margin                        5.3%         7.1%

*Operating profit is before profit on disposal of fixed assets

Americas Distribution comprises two divisions which supply specialist contractor groups; Roofing/Siding which accounts for approximately 53% of annualised sales and Interior Products (wallboard, steel studs and acoustical ceiling systems) which represents approximately 47% of annualised sales.

Roofing/Siding: Demand declined in almost all areas reflecting the downturn in both new and remodel activity. Florida was particularly impacted due to the absence of extensive 2006 roofing/siding repair activity which followed active
hurricane seasons in both 2004 and 2005.   Hawaii and the Pacific Northwest were
the bright spots for the year.

Interior Products: This business performed well despite a generally weakening background and significant price deflation in gypsum wallboard and, with the benefits of good contributions from acquisition activity in recent years particularly in Hawaii , Texas and North Carolina , profits were maintained.

Against this backdrop, full year operating profit for Americas Distribution declined by 26% before translation effects; while down from the record 2006 level, the operating profit margin of 5.3% was resilient in the circumstances.


FINANCE

Although higher short-term interest rates and substantial acquisition activity over the past two years resulted in a significant increase in net finance costs to euro 303 million (2006: euro 252 million), EBITDA/net interest cover for the year remained very comfortable at 9.4 times (2006: 9.7 times). The tax charge at 24.5% increased compared with 2006 (23.6%).

Net debt increased by euro 671 million despite a total net spend of euro 3.25 billion on acquisitions, investments and capital projects, partly helped by a euro 237 million favourable translation impact mainly attributable to the weaker year-end rate for the US Dollar. Net debt at year-end amounted to euro 5,163 million (2006: euro 4,492 million).

Total equity increased by euro 916 million after taking account of an adverse euro translation impact of euro 410 million due to the effect of the weaker US Dollar. Total equity at year-end amounted to euro 8,020 million (2006: euro 7,104 million).

Subsequent to year-end, on 3rd January 2008, CRH announced that with a strong financial position the Board had decided to introduce a share repurchase programme limited to a maximum of 5% of the 547 million Ordinary Shares then in issue. Since then approximately 6 million Ordinary Shares, representing just over 1% of CRH's issued share capital, have been repurchased at an average price of euro 25 and are now held as Treasury Shares.



DEVELOPMENT

Total acquisition spend in 2007 amounted to euro 2.2 billion, a record for the Group.

Europe Materials expanded its presence in emerging markets with the acquisition in February of a modern 650,000 tonne cement plant in Heilongjiang province in northeast China and in April of a 50% stake in Denizli Cement, which operates an integrated cement and ready mixed concrete business with a modern 1.8 million tonne cement plant in the Aegean region of southwestern Turkey. In August, CRH acquired the remaining 55% of Cementbouw BV , a major Dutch trader in cement, fly-ash and aggregates, and a leading readymixed concrete producer in the Netherlands , following which Cementbouw became a new reporting and development platform within Europe Materials. These transactions, combined with eleven other bolt-on acquisitions/investments across the platform, involved a total investment of euro 354 million. In addition, during 2007, Europe Materials commenced three major cement projects in Ireland, Poland and Ukraine targeted at modernising and expanding cement production capacity in three key markets.

Europe Products continued its strong development thrust with a total investment of euro 221 million on 16 acquisitions. The Concrete group was again very active accounting for the bulk of the spend, with entry into the Romanian market, three other architectural acquisitions including an add-on in the UK and two bolt-ons to its water treatment and paving business in Belgium. The structural group expanded its product range and market position in Denmark with the acquisition of a concrete stairs business in March followed by the purchase of a lightweight wall panels and flooring manufacturer in August; this group also acquired a small add-on in France and completed the buyout of the remaining 75% of Ergon Poland. The Clay group expanded its Polish presence with the acquisition of a clay brick, block and roof tile manufacturer south of Poznan . Four bolt-ons to our Construction Accessories platform were completed in the UK, France, Italy and Norway while our Fencing & Security business completed three small deals in the UK, France and Sweden.

Europe Distribution completed 10 acquisitions in 2007 for a total consideration of euro 442 million. The major transaction was the acquisition in May of the publicly-quoted Swiss builders merchant Getaz Romang. This business which has extensive operations in the French-speaking region of Switzerland is an excellent complementary fit with CRH's existing operations in German-speaking Switzerland. Other significant Distribution acquisitions were the purchase in January of a 17-branch builders merchanting business in Normandy and the February acquisition by our German joint-venture Bauking of a leading regional player with 16 builders merchants locations and 13 DIY stores in southern North-Rhine-Westphalia.

With a total investment of euro 642 million (US$0.9 billion), 2007 was another very busy development year for Americas Materials. The major elements were the acquisition of Conrad Yelvington Distributors (CYDI) and the purchase of certain Cemex assets in Florida and Arizona. CYDI is the largest rail distributor of aggregates in the Southeast US and, with a major presence in Florida, is an excellent fit with APAC's Florida activities and with our extensive Precast and Architectural Products businesses in the region. The former Cemex assets fit well with our interests in Florida and offer opportunities in Arizona. In addition the Division completed 17 other transactions including significant moves in the Western states and Pennsylvania, and the start of a bolt-on programme across the APAC platform. Construction of the 1.1 million-tonne joint-venture greenfield cement plant in Florida is progressing well with completion scheduled for end-2008.

Americas Products spent a total of euro 355 million on acquisitions during 2007. APG completed 12 acquisitions which included the purchase of concrete block operations, masonry distribution businesses and other bolt-on acquisitions in masonry, packaged soils and mulches, and packaged specialty concrete products. APG also exercised its option to buy out the remaining 50% stake in Paver Systems, a leading manufacturer of interlocking concrete pavers in Florida. The Precast Group completed two transactions acquiring a polymer box manufacturer with plants in California, Kentucky and Ohio and a concrete manhole producer in Southern California. In June, the Glass Group acquired Vistawall, a leading vertically-integrated manufacturer of architectural aluminium glazing systems with 26 locations and sales in all 50 states.

Americas Distribution invested euro 213 million in four transactions during the year. The largest of these was the purchase in November of Acoustical Materials Services (AMS) a major independent interior products distributor with 21 locations in California, Nevada, Hawaii, Arizona and Baja California, Mexico . Two single-branch acquisitions in April expanded our roofing and siding presence in California, while September saw the purchase of a six-branch business in Florida.



OUTLOOK

Europe: The outlook for Europe Materials in 2008 is good. While organic growth is unlikely to be as strong as an outstanding 2007, due to expected declines from high levels in Irish and Spanish construction, we expect that strong growth in Poland and Ukraine and continuing satisfactory activity levels in Nordic and Swiss markets will enable further good progress in 2008.

Following successful delivery by our Products and Distribution activities in the main Eurozone economies over the past two years, ongoing margin improvement through a combination of price recovery and cost reduction remains the key focus and we look to further profit advances in 2008, despite a somewhat slower growth backdrop.

Overall for Europe, organic growth remains well underpinned by a continuing strong dynamic in central and eastern countries with moderate progress expected in the broader Eurozone. These operations will further benefit in 2008 from the euro 1 billion of acquisition activity undertaken in 2007.

Americas:   US highway funding will increase further in 2008 and, with a continuing favourable pricing environment, a sustained emphasis on operating efficiency and benefits from a record 2006/07 development spend, we expect another year of progress for our infrastructure-focussed Materials operations.

New US residential demand is forecast to decline further, residential RMI activity is expected to remain close to 2007 levels and, following good momentum in 2007, non-residential construction looks likely to moderate later in 2008. Benefits from acquisitions, improvements made in 2007, and further targeted cost reduction measures will mitigate the effects of an overall weaker market, and we look to a slightly lower US$ outcome for our Products and Distribution activities.

Although movements in the US dollar will have a translation impact, with our balanced exposure and expected returns from the euro 1.2 billion of acquisitions completed in 2007, we currently expect an increase in US$ operating profit from our American operations in 2008.

Overall:   While developments over recent months have added to economic uncertainties, CRH is well positioned across its operations to deal with the evolving market circumstances. Following record levels of acquisition activity in 2006 and 2007, and with an ongoing strong pipeline of opportunities, we are continuing to develop our Western European and North American businesses while building on our growing platforms in emerging markets. With a relentless emphasis on operational efficiency, and targeted cost reduction measures, we remain focused on our twin goals - performance and growth - and on delivering a sixteenth consecutive year of profit and earnings growth in 2008.





GROUP INCOME STATEMENT
For the year ended 31st December 2007

                                                                                2007                    2006
                                                                              euro m                  euro m

Revenue                                                                       20,992                  18,737
Cost of sales                                                               (14,715)                (13,123)
Gross profit                                                                   6,277                   5,614
Operating costs                                                              (4,191)                 (3,847)
Group operating profit                                                         2,086                   1,767
Profit on disposal of fixed assets                                                57                      40
Profit before finance costs                                                    2,143                   1,807
Finance costs                                                                  (473)                   (407)
Finance revenue                                                                  170                     155
Group share of associates' profit after tax                                       64                      47
Profit before tax                                                              1,904                   1,602
Income tax expense                                                             (466)                   (378)
Group profit for the financial year                                            1,438                   1,224

Profit attributable to:
Equity holders of the Company                                                  1,430                   1,210
Minority interest                                                                  8                      14
Group profit for the financial year                                            1,438                   1,224


Earnings per Ordinary Share
Basic                                                                         262.7c                  224.3c
Diluted                                                                       260.4c                  222.4c

Cash earnings per Ordinary Share                                              404.9c                  352.1c




GROUP BALANCE SHEET
As at 31st December 2007


                                                                           2007                 2006
ASSETS                                                                   euro m               euro m

Non-current assets
Property, plant and equipment                                             8,226                     7,480
Intangible assets                                                         3,692                     2,966
Investments in associates                                                   574                       554
Other financial assets                                                       78                        97
Derivative financial instruments                                            124                        74
Deferred income tax assets                                                  336                       489
Total non-current assets                                                 13,030                    11,660
Current assets
Inventories                                                               2,226                     2,036
Trade and other receivables                                               3,199                     3,172
Derivative financial instruments                                              9                         5
Liquid investments                                                          318                       370
Cash and cash equivalents                                                 1,006                     1,102
Total current assets                                                      6,758                     6,685
Total assets                                                             19,788                    18,345
EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital                                                        186                       184
Preference share capital                                                      1                         1
Share premium account                                                     2,420                     2,318
Own shares                                                                 (19)                      (14)
Other reserves                                                               70                        52
Foreign currency translation reserve                                      (547)                     (137)
Retained income                                                           5,843                     4,659
                                                                          7,954                     7,063
Minority interest                                                            66                        41
Total equity                                                              8,020                     7,104
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings                                     5,928                     5,313
Derivative financial instruments                                             52                        47
Deferred income tax liabilities                                           1,312                     1,301
Trade and other payables                                                    141                       160
Retirement benefit obligations                                               95                       262
Provisions for liabilities                                                  248                       320
Capital grants                                                               11                        10
Total non-current liabilities                                             7,787                     7,413
Current liabilities
Trade and other payables                                                  2,956                     2,788
Current income tax liabilities                                              244                       216
Interest-bearing loans and borrowings                                       570                       645
Derivative financial instruments                                             70                        38
Provisions for liabilities                                                  141                       141
Total current liabilities                                                 3,981                     3,828
Total liabilities                                                        11,768                    11,241
Total equity and liabilities                                             19,788                    18,345





GROUP CASH FLOW STATEMENT

For the year ended 31st December 2007
                                                                                    2007                2006
Cash flows from operating activities                                              euro m              euro m
Profit before tax                                                                  1,904               1,602
Finance costs, net                                                                   303                 252
Group share of associates' profit after tax                                         (64)                (47)
Profit on disposal of fixed assets                                                  (57)                (40)
Group operating profit                                                             2,086               1,767
Depreciation charge                                                                  739                 664
Share-based payments                                                                  23                  16
Amortisation of intangible assets                                                     35                  25
Amortisation of capital grants                                                       (3)                 (2)
Other non-cash movements                                                             (2)                  10
Net movement on provisions                                                          (49)                  11
Decrease/(increase) in working capital                                               261               (132)
Cash generated from operations                                                     3,090               2,359
Interest paid (including finance leases)                                           (352)               (253)
Income taxes paid:
 - Irish corporation tax                                                            (18)                (20)
 - Overseas corporation tax                                                        (370)               (358)
Net cash inflow from operating activities                                          2,350               1,728
Cash flows from investing activities
Inflows
Proceeds from disposal of fixed assets                                               156                 252
Interest received                                                                     64                  46
Capital grants received                                                                3                   -
Dividends received from associates                                                    30                  22
                                                                                     253                 320
Outflows
Purchase of property, plant and equipment                                        (1,028)               (832)
Acquisition of subsidiaries and joint ventures                                   (1,858)             (1,978)
Investments in and advances to associates                                              -                 (7)
Advances to joint ventures and purchase of trade investments                        (40)                (13)
Deferred and contingent acquisition consideration paid                             (107)                (74)
                                                                                 (3,033)             (2,904)
Net cash outflow from investing activities                                       (2,780)             (2,584)
Cash flows from financing activities
Inflows
Proceeds from issue of shares                                                         36                  87
Shares issued to minority interests                                                    -                   3
Decrease in liquid investments                                                        29                   -
Increase in interest-bearing loans and borrowings                                  1,481               1,708
Increase in finance lease liabilities                                                  2                   3
                                                                                   1,548               1,801
Outflows
Ordinary Shares purchased (own shares), net                                         (31)                (15)
Increase in liquid investments                                                         -                (35)
Repayment of interest-bearing loans and borrowings                                 (753)               (656)
Repayment of finance lease liabilities                                              (27)                (13)
Net cash movement in derivative financial instruments                              (113)                (29)
Dividends paid to equity holders of the Company                                    (250)               (197)
Dividends paid to minority interests                                                 (5)                (12)
                                                                                 (1,179)               (957)
Net cash inflow from financing activities                                            369                 844
Decrease in cash and cash equivalents                                               (61)                (12)
Cash and cash equivalents at beginning of year                                     1,102               1,149
Translation adjustment                                                              (35)                (35)
Cash and cash equivalents at end of year                                           1,006               1,102





GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31st December 2007


                                                                               2007                2006
                                                                             euro m              euro m
Items of income and expense recognised directly within equity:
Currency translation effects                                                  (410)               (371)
Actuarial gain on Group defined benefit pension obligations                     159                 155
Gains/(losses) relating to cash flow hedges                                       8                 (2)
Tax on items recognised directly within equity                                 (74)                (15)
Net expense recognised directly within equity                                 (317)               (233)
Group profit for the financial year                                           1,438               1,224
Total recognised income and expense for the year                              1,121                 991

Equity holders of the company                                                 1,116                 980
Minority interest                                                                 5                  11
Total recognised income and expense for the year                              1,121                 991







GROUP STATEMENT OF CHANGES IN EQUITY

For the year ended 31st December 2007


                                                                                    2007                2006
                                                                                  euro m              euro m

Total equity at beginning of year                                                  7,104               6,234
Issue of shares:
 - Share option and participation schemes                                             36                  87
 - Issued in lieu of dividends                                                        68                  25
Ordinary Shares purchased (own shares), net                                         (31)                (15)
Share-based payments                                                                  23                  16
Dividends                                                                          (318)               (222)
Movement in minority interest                                                         25                   2
Items of income/(expense) recognised directly within equity:
Currency translation effects                                                       (410)               (371)
Actuarial gain on Group defined benefit pension obligations                          159                 155
Gains/(losses) relating to cash flow hedges                                            8                 (2)
Tax on items recognised directly within equity                                      (74)                (15)
Profit for the year attributable to equity holders                                 1,430               1,210
Total equity at end of year                                                        8,020               7,104




SUPPLEMENTARY INFORMATION



1   Basis of Preparation

The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards as issued by the International Accounting Standards Board
(IASB)



2   Translation of Foreign Currencies

This financial information is presented in euro. Results and cash flows of subsidiaries, joint ventures and associates based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the income statement. Rates used for translation of results and balance sheets into euro were as follows:

                                                Average                         Year ended 31st December
euro 1 =                                 2007             2006                    2007             2006
US Dollar                              1.3705           1.2556                  1.4721           1.3170
Pound Sterling                         0.6843           0.6817                  0.7334           0.6715
Polish Zloty                           3.7837           3.8959                  3.5935           3.8310
Ukrainian Hryvnia                      6.8982           6.3290                  7.3588           6.6583
Swiss Franc                            1.6427           1.5729                  1.6547           1.6069
Canadian Dollar                        1.4678           1.4237                  1.4449           1.5281
Argentine Peso                         4.2718           3.8623                  4.5948           4.0373
Israeli Shekel                         5.6270           5.5928                  5.6201           5.5623


3   Key Components of 2007 Performance

                                                                          Analysis of Change
                                                     Total                Acquisitions
euro million                    2007       2006     Change   Organic      2006      2007   Non-rec     Exchange
Revenue                       20,992     18,737     +2,255      +238    +1,636    +1,215         -         -834
Operating profit               2,086      1,767       +319      +164      +121      +101       +12          -79
Profit on disposals               57         40        +17       +18         -         -                     -1
Trading Profit                 2,143      1,807       +336      +182      +121      +101       +12          -80
Finance costs, net              -303       -252        -51       +42       -64       -42         -          +13
Associates                        64         47        +17       +16        +1         -         -            -
Profit before tax              1,904      1,602       +302      +240       +58       +59       +12          -67
PBT % change v. 2006                                  +19%      +15%       +4%       +4%       +1%          -5%


4   Analysis of Revenue, EBITDA and Operating Profit by Business

                                                             2007                             2006
                                                     euro m           %               euro m           %
Revenue
Europe Materials                                      3,651        17.4                2,967        15.8
Europe Products                                       3,628        17.3                3,186        17.0
Europe Distribution                                   3,435        16.4                2,786        14.9
Americas Materials                                    5,445        25.9                4,778        25.5
Americas Products                                     3,510        16.7                3,572        19.1
Americas Distribution                                 1,323         6.3                1,448         7.7
                                                     20,992       100.0               18,737       100.0
EBITDA *
Europe Materials                                        746        26.1                  564        23.0
Europe Products  **                                     461        16.1                  361        14.7
Europe Distribution  **                                 261         9.1                  210         8.5
Americas Materials                                      834        29.2                  695        28.3
Americas Products                                       468        16.4                  506        20.6
Americas Distribution                                    90         3.1                  120         4.9
                                                      2,860       100.0                2,456       100.0
Depreciation charge
Europe Materials                                        159                              143
Europe Products                                         145                              134
Europe Distribution                                      46                               37
Americas Materials                                      263                              220
Americas Products                                       112                              116
Americas Distribution                                    14                               14
                                                        739                              664
Amortisation of intangible assets
Europe Materials                                          1                                -
Europe Products                                           8                                6
Europe Distribution                                       3                                1
Americas Materials                                        1                                -
Americas Products                                        16                               15
Americas Distribution                                     6                                3
                                                         35                               25
Operating profit
Europe Materials                                        586        28.1                  421        23.8
Europe Products **                                      308        14.8                  221        12.5
Europe Distribution **                                  212        10.2                  172         9.7
Americas Materials                                      570        27.3                  475        26.9
Americas Products                                       340        16.3                  375        21.2
Americas Distribution                                    70         3.3                  103         5.9
                                                      2,086       100.0                1,767       100.0
Profit on disposal of fixed assets
Europe Materials                                         29                               28
Europe Products                                          11                                2
Europe Distribution                                       3                                4
Americas Materials                                       11                                2
Americas Products                                         2                                3
Americas Distribution                                     1                                1
                                                         57                               40



*EBITDA excludes profit on disposal of fixed assets and comprises group operating profit (earnings) before interest, tax, depreciation and amortisation.

 ** 2006 segment results for Europe Products included a goodwill impairment loss of euro 50 million relating to the Cementbouw BV joint venture in the Netherlands, and euro 19 millon of a total gain of euro 38 million arising on deconsolidation of certain pension schemes in the Netherlands. The remaining euro 18 million of the gain was included in the segment profit for Europe
Distribution.



5   Geographical Analysis of Revenue and Operating Profit
                                                             2007                             2006
                                                     euro m           %               euro m           %
Revenue
Ireland *                                             1,402         6.7                1,251         6.7
Benelux                                               2,918        13.9                2,628        14.0
Rest of Europe                                        6,382        30.4                5,058        27.0
Americas                                             10,290        49.0                9,800        52.3
                                                     20,992       100.0               18,737       100.0
EBITDA**
Ireland *                                               207         7.2                  209         8.5
Benelux ***                                             354        12.4                  301        12.3
Rest of Europe                                          905        31.6                  624        25.4
Americas                                              1,394        48.8                1,322        53.8
                                                      2,860       100.0                2,456       100.0
Depreciation charge
Ireland *                                                48                               52
Benelux                                                  82                               81
Rest of Europe                                          220                              181
Americas                                                389                              350
                                                        739                              664
Amortisation of intangible assets
Ireland *                                                 -                                -
Benelux                                                   2                                2
Rest of Europe                                           10                                5
Americas                                                 23                               18
                                                         35                               25
Operating profit
Ireland *                                               159         7.6                  157         8.9
Benelux ***                                             270        12.9                  218        12.3
Rest of Europe                                          675        32.4                  438        24.8
Americas                                                982        47.1                  954        54.0
                                                      2,086       100.0                1,767       100.0
Profit on disposal of fixed assets
Ireland *                                                26                               23
Benelux                                                   7                                3
Rest of Europe                                            9                                8
Americas                                                 15                                6
                                                         57                               40


*Total island of Ireland

**EBITDA excludes profit on disposal of fixed assets and comprises group operating profit (earnings) before interest, tax, depreciation and amortisation.

***2006 segment results for Benelux included a goodwill impairment loss of euro 50 million relating to the Cementbouw BV joint venture in the Netherlands , and a gain of euro 38 million arising on deconsolidation of certain pension schemes in the Netherlands .



6   Proportionate Consolidation of Joint Ventures

                                                                                   2007                  2006
Group share of:                                                                  euro m                euro m
Revenue                                                                           1,076                   901
Cost of sales                                                                     (734)                 (628)
Gross profit                                                                        342                   273
Operating costs                                                                   (229)                 (180)
Impairment of Cementbouw bv goodwill                                                  -                  (50)
Operating profit                                                                    113                    43
Profit on disposal of fixed assets                                                    -                     4
Profit before finance costs                                                         113                    47
Finance costs (net)                                                                (14)                  (16)
Profit before tax                                                                    99                    31
Income tax expense                                                                 (25)                  (18)
Group profit for the financial year                                                  74                    13

Depreciation                                                                         43                    37



7   Earnings per Ordinary Share

The computation of basic, diluted and cash earnings per share is set out below:
                                                                                   2007                  2006
                                                                                 euro m                euro m
Profit attributable to equity holders of the Company                              1,430                 1,210
Preference dividends paid                                                             -                     -
Numerator for basic and diluted earnings per Ordinary Share                       1,430                 1,210
Amortisation of intangibles                                                          35                    25
Depreciation charge                                                                 739                   664
Numerator for cash earnings per Ordinary Share                                    2,204                 1,899

                                                                              Number of             Number of
Denominator for basic earnings per Ordinary Share                                Shares                Shares
Weighted average number of shares (millions) in issue                             544.3                 539.4
Effect of dilutive potential shares (share options)                                 4.8                   4.7
Denominator for diluted earnings per Ordinary Share                               549.1                 544.1

Earnings per Ordinary Share                                                   euro cent             euro cent
 - basic                                                                          262.7                 224.3
 - diluted                                                                        260.4                 222.4
Cash earnings per Ordinary Share (i)                                              404.9                 352.1



(i) Cash earnings per share, a non-GAAP financial measure, is presented here for information as management believes it is a useful financial indicator of a company's ability to generate cash from operations.



8   Net Debt and Finance Costs
                                                                                  2007                 2006
Net debt                                                                        euro m               euro m
Non-current assets
Derivative financial instruments                                                   124                   74
Current assets
Derivative financial instruments                                                     9                    5
Liquid investments                                                                 318                  370
Cash and cash equivalents                                                        1,006                1,102
Non-current liabilities
Interest-bearing loans and borrowings                                          (5,928)              (5,313)
Derivative financial instruments                                                  (52)                 (47)
Current liabilities
Interest-bearing loans and borrowings                                            (570)                (645)
Derivative financial instruments                                                  (70)                 (38)
Total net debt                                                                 (5,163)              (4,492)
Including Group share of joint ventures' net debt                                (164)                (248)

Finance costs (net)
Net Group finance costs on interest-bearing cash and cash
equivalents, loans and borrowings
                                                                                   292                  234
Net pensions financing credit                                                     (15)                 (12)
Charge to unwind discount on provisions/deferred consideration                      22                   27
Net charge re change in fair value of derivatives                                    4                    3
Total net finance costs                                                            303                  252
Including Group share of joint ventures' net finance costs                          14                   16



9   Summarised Cash Flow

The table below summarises the Group's cash flows for the years ended 31st
December 2007 and 31st December 2006.
                                                                                  2007                 2006
Inflows                                                                         euro m               euro m
Profit before tax                                                                1,904                1,602
Depreciation                                                                       739                  664
Working capital movements                                                          227                 (76)
Amortisation of intangibles                                                         35                   25
Proceeds from disposal of fixed assets                                             156                  252
Share issues                                                                       104                  112
                                                                                 3,165                2,579
Outflows
Capital expenditure                                                              1,028                  832
Acquisitions and investments                                                     2,227                2,311
Dividends                                                                          318                  222
Ordinary Shares purchased (own shares), net                                         31                   15
Tax paid                                                                           388                  378
Other                                                                               81                   51
                                                                                 4,073                3,809
Net outflow                                                                      (908)              (1,230)
Translation adjustment                                                             237                  187
Increase in net debt                                                             (671)              (1,043)



10        Other
                                                                              2007                   2006

EBITDA interest cover (times)                                                  9.4                    9.7
EBIT interest cover (times)                                                    6.9                    7.0
EBITDA = earnings before interest, tax, depreciation and amortisation, excluding profits on disposal

EBIT = earnings before interest and tax, excluding profits on disposal
Average shares in issue                                                     544.3m                 539.4m
Net dividend per share (euro cent)                                             68c                    52c
Dividend cover (Earnings per share/Dividend per share)                        3.9x                   4.3x
Depreciation charge - subsidiaries (euro m)                                    696                    627
Depreciation charge - share of joint ventures (euro m)                          43                     37
Amortisation of intangibles - subsidiaries (euro m)                             35                     25
Amortisation of intangibles - share of joint ventures (euro m)                   -                      -
Share-based payment expense  (euro m)                                           23                     16
Income tax expense - Irish tax (euro m)                                         13                     18
Income tax expense - overseas tax (euro m)                                     413                    310
Income tax expense - deferred tax (euro m)                                      40                     50
Market capitalisation at year-end (euro m)                                  13,051                 17,120
Total equity at year-end (euro m)                                            8,020                  7,104
Net debt (euro m)                                                            5,163                  4,492
Net debt as a percentage of total equity                                       64%                    63%
Net debt as a percentage of market capitalisation                              40%                    26%


11  Statutory Accounts

The financial information presented in this report does not represent full statutory accounts. Full statutory accounts for the year ended 31st December 2007 prepared in accordance with IFRS, upon which the Auditors have given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full accounts for the year ended 31st December 2006, prepared in accordance with IFRS and containing an unqualified audit report, have been delivered to the Registrar of Companies.



12  Board Approval

This results announcement was approved by the Board of Directors of CRH plc on 3rd March 2008.



13  Annual Report post-out and Annual General Meeting (AGM)

The 2007 Annual Report is expected to be posted to shareholders on Wednesday, 2nd April 2008 together with details of the Scrip Dividend Offer in respect of the final 2007 dividend. The 2007 Annual Report will be available to the public from Thursday 3rd April 2008 at the Company's registered office. The Company's AGM is scheduled to be held in the Royal Marine Hotel, Dun Laoghaire, Dublin at 11 am on Wednesday, 7th May 2008.



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  04 March 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director